LINUX GOLD RECEIVES 2007 EXPLORATION PROGRAM ON THE 100% OWNED PLATINUM/GOLD AND URANIUM PROPERTY IN ALASKA

For Immediate Release: February 22, 2007, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) announces a 2007 exploration program has been submitted by our Geologist, Jeff Keener.

The exploration program on the Dime Creek & Quartz Creek (near Granite Mountain, Alaska) will consist of mapping historical placer workings, collecting pan samples from the placer workings and in un-mined ground, and to analyze the concentrates for gold, platinum and uranium. The goal of this program is to identify placer and lode drill targets, and determine the source of the high grade pan concentrates for potential lode deposits.

The Dime Creek and Quartz Creek properties assays from 7 pan concentrates are as follows:

Sample #	Location	Placer Grade (oz/m3)	ICP - MS*
			Au (ppb)	Pt (ppb)	U (ppm)
60302	Dime Ck	0.113	786	9230	0.6
60305	Dime Ck	0.045	84	633	0.5
60306	Dime Ck	0.006	6	816	0.6
60307	Dime Ck	nil	3	127	0.6
60317	Unnamed Ck	0.003	749	13	36
60321	U. Quartz Ck	0.004	325	5	92.5
60322	U. Quartz Ck	0.010	713	7	186.2
* ICP - MS performed after removal of coarse placer gold

Jeff Keener completed the placer grades, Alaska Assay Labs did the fire assays, and Acme Analytical Lab did the Pt and U ICP-MS analysis.

An additional work program for 2007 is to be announced on the Granite Mountain property, in Alaska, upon completion of last year’s exploration report.

ABOUT LINUX GOLD CORP:

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska and has increased the claim position to 284 claims or 68 square-miles. A drilling program on the Granite Mountain Property has been completed, testing four separate mineralized zones, in September 2006.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson Contact: John Robertson

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